UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Share Repurchase from Former Officers

Beijing, China, (June 21,2012)— Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” Nasdaq: KUTV), a leading internet video company in China focusing on user-generated content (“UGC”), today announced that its Board of Directors (the “Board”) has approved the Company’s repurchase of (i) an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng (collectively,the “Former Officers”) and Kumella Holdings Limited (a company controlled by Mr. Shanyou Li) (collectively, the “Sellers”), at a price of US$ 0.0291 per share, and (ii) 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS (the “Share Repurchase”). The Board also approved the entry of a share repurchase agreement between the Company and the Sellers (the “Share Repurchase Agreement”) to effect the Share Repurchase. The Share Repurchase will be submitted to the 2012 Annual General Meeting of Shareholders of the Company (“2012 AGM”) for approval and the Share Repurchase Agreement will become effective upon the shareholders’ approval at the 2012 AGM.

The Share Repurchase will be financed totally out of the Company’s cash balance.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that actual results may differ, possibly materially, from the anticipated events or operating results and financial condition of the Company indicated or implied in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: statements regarding the Share Repurchase from the Sellers, market price movements; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on user-generated content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video upload and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name: Frank Feng Title: Acting CFO

Date: June 21, 2012

3